Jingwei International Limited Unit 701-702, Building 14, Keji C. Rd. 2nd, Software Park, Nanshan District, Shenzhen, 518057, China

December 28, 2009

Mr. Stephen G. Krikorian
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jingwei International Limited (the “Company” or “JW”)
Form 10-K For the Year Ended December 31, 2008
Form 10-K/A For the Year Ended December 31, 2008
Forms 8-K Filed on February 6, 2009 and February 17, 2009
Form 8-K Filed on August 6, 2009
Form 10-Q For the Quarterly Period Ended September 30, 2009
File No. 000-51725

Dear Mr. Krikorian:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), the Company’s response to the comments set forth in the Staff’s letter dated December 11, 2009 (the “Staff’s Letter”).

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows (the numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter):

Form 10-Q For the Quarterly Period Ended September 30, 2009

1.
We note the disclosure of your “strategic alliance” with Shenzhen Newway Digital S&T Company Limited (“Newway”). The exhibits filed with your Form 8-K on August 6, 2009 appear to characterize the transaction as the acquisition of a business. Please clarify your consideration of FASB ASC 805 in determining whether this transaction represents the acquisition of a business or an asset acquisition. Describe your consideration of ASC 805-10-25-1, including your detailed analysis pursuant to paragraphs 805-10-55-4 through 805-10-55-9.

Response:

In reference to FASB ASC 805 and in consideration of the points in paragraphs 805-10-55-4 through 805-10-55-9, we believe the “Newway” acquisition should be categorized as an asset acquisition as disclosed in the Form 10-Q for the quarterly period ended September 30, 2009 based on the following analysis.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
December 28, 2009

We recognize in our Form 8-K filing on August 6, 2009, we had used the term “business’ in a manner not in strict accordance with the accounting definition outlined in FASB ASC 805; and hence, subject to the Staff’s review and clearance of the explanation below, we will amend the disclosure in Form 8-K accordingly.

Our analysis in reference to ASC 805-10-25-1 and the nature of the Newway transaction is as follows:

Under ASC 805-10-25-1, “An entity shall determine whether a transaction or other event is a business combination by applying the definition in this Subtopic, which requires that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transition or other event as an asset acquisition. An entity shall account for each business combination by applying the acquisition method.”  And, in consideration of the points in paragraphs 805-10-55-4 through 805-10-55-9, we noted that:

(1)
The business agreement between Newway and JW consists primarily of a strategic partnership agreement and a non-compete agreement (for a period of two years) for JW to gain access (through Newway) to the channels and customer accounts to provide telecom value-added service; and that, under the terms of this agreement, Newway will conduct all its value-added services exclusively with JW in designated territories during the agreed period.

The business drivers of the agreement were: (a) Newway does not have a telecom service provider (SP) license to provide value-added services but has excellent business relationships with the telecom operators; and so was able to leverage these partners as market channels to provide value added services;  (b) While JW does have the SP license to provide value-added services, there is strategic value in the short-to-medium term for JW to enter into an agreement with Newway to work through the telecom operators as channels to provide the services,

(2)	At the expiration of this agreement, JW has the technology and SP license and may further develop the services to achieve profitable economies of scale to provide value-added services.

(3)
Under the agreement, JW only acquired from Newway access to the channel and client base for the value added services business, and Newway will conduct all its value-added services exclusively with JW in the agreed period.  In this agreement, JW did not acquire the business operation from Newway; did not take over any management or operational process; was not engaged in any management, functional, people, operational or systems integration with Newway, nor assumed any liabilities or inventories from Newway for the business owned and operated solely by Newway.

(4)
In addition to the telecom value-added services, Newway’s business portfolio also encompasses (a) manufacturing and wholesale of electronic products; (b) trading of various commodity products such as automobile accessories, stationary, textile, etc; and (c) design of mobile phones and chip sets. These are not covered under the current business agreement between Newway and JW.

Based on the above, and subject to the Staff’s review and clearance to the above explanation, we believe the “Newway” acquisition should be categorized as an asset acquisition because the transaction effectively  translates to a strategic business alliance with Newway for the value-added business with a non-compete agreement for a term of two years.

Mr. Stephen G. Krikorian
Securities and Exchange Commission
December 28, 2009

Controls and Procedures

Changes in Internal Control over Financial Reporting, page 15

2.
We note your statement that “there were no changes in your internal controls over financial reporting during the nine months ended September 30. 2009 that would have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial.” Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting that occurred during the registrant’s last fiscal quarter (the registrants fourth fiscal quarter in the ease of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting. Please confirm that you will provide conforming disclosure in future filings.

Response: We confirm that there were no chnages in internal controls over financial reporting during the quarter ended September 30, 2009 and that we will provide relevant conforming disclosure in future filings

* * * * * * *
The Company acknowledges that:

▪	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

/s/ Rick H. Luk
Rick H. Luk
Chief Executive Officer